Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

March 24, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Revised Preliminary Information Statement on Schedule 14C Filed March 24, 2020
File No. 001-34591

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Sharing Economy International Inc. (the “Company”), in response to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), transmitted by telephone to us on March 20, 2020. The Company filed Amendment No. 3 to the referenced Schedule 14C on March 24, 2020. All defined terms in this letter have the same meaning as their respective definitions in the Schedule 14C.

1.	On page 2 of the Schedule 14C, the Company has changed the number “181057,805” to “181,474,054.”
2.	On page 2, the Company has added a table showing the beneficial holding of shares of common stock of the consenting stockholder assuming no shares had been issued under the Share Exchange Agreement.
3.	On page 6, the Company (i) has changed the number “200,000,000” (referencing the number of shares of common stock authorized before the Authorized Shares Amendment) to “250,000,000,” and (ii) has changed the number “7,200,000,000” (referencing the number of shares of common stock authorized after the Authorized Shares Amendment) to “7,018,942,195.”; and
4.	On page 8, updated the Statement of Additional Information section to incorporate by reference the information in all of the filings made by the Company with the Commission since January 3, 2020.

We look forward to the Staff’s determination as to whether it has any further comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo